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                           May 3, 2024

       Trent Ward
       Chief Executive Officer
       Interactive Strength, Inc.
       1005 Congress Avenue, Suite 925
       Austin, TX 78701

                                                        Re: Interactive
Strength, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2024
                                                            File No. 333-279035

       Dear Trent Ward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Steven A. Lipstein,
Esq.